Exhibit 10.3

BARCLAYS CAPITAL INC.

As of September 20, 2008

Lehman Brothers Holdings Inc.
Lehman Brothers Inc.
LB 745 LLC

Attn:  Steven Berkenfeld, Esq.

Facsimile:  (646) 758-4226

Ladies and Gentlemen:

Reference is made to the Asset Purchase Agreement, dated as of September 16, 2008 (the “Original Agreement”) as amended by the First Amendment thereto dated as of September 19, 2008 (the “First Amendment” and, the Original Agreement as so amended, the “Agreement”), by and among Lehman Brothers Holdings Inc. (“LBHI”), Lehman Brothers Inc. (“LBI”), LB 745 LLC (“745”) and Barclays Capital Inc. (“Purchaser”).  Each capitalized term used and not defined herein shall have the meaning ascribed to it in the Original Agreement.  This letter agreement (this “Letter”) clarifies the intention of the parties with respect to certain provisions of the Agreement, supplements in certain respects the agreements of the parties stated therein and amends the Agreement in certain respects, and is binding on the parties hereto upon its execution and delivery.  All references herein to the Original Agreement are to the conformed copy attached hereto of the hand marked Original Agreement.

1.             Purchased Assets; Excluded Assets.

(a)           The Purchased Assets means (i) all of the assets of Seller used primarily in the Business or necessary for the operation of the Business (in each case, excluding the Excluded Assets) and (ii) none of the assets of Subsidiaries of LBHI (other than assets of LBI) except as otherwise specifically provided in the Agreement or this Letter.  Purchased Assets shall include:

(i)            the items set forth in clauses (b), (c) and (f) through (o) and (q) through (s) of the definition of “Purchased Assets” in the Original Agreement;

(ii)           with respect to clauses (a), (d) and (e) of the definition of “Purchased Assets” in the Original Agreement, instead of the items referred to in such clauses, (A) the securities owned by LBI and transferred to Purchaser or its Affiliates under the Barclays Repurchase Agreement (as defined below) as specified on Schedule A previously delivered by Seller and accepted by Purchaser, (B) such securities and other assets held in LBI’s “clearance boxes” as of the time of the Closing, which at the close of business on September 21, 2008 were as specified on Schedule B previously delivered by Seller and accepted by Purchaser (provided, however, that Purchaser in its discretion may elect within 60 days after the Closing to return any such securities to LBI); provided, that no securities owned by LBHI or any Subsidiary of LBHI (other than LBI and other than as specified in the Agreement or clause (iii) below) are Purchased Assets and (C) exchange-traded derivatives (and any property that may be held to secure obligations under such derivatives) and collateralized short-term agreements;

(iii)          the equity of Lehman Brothers Canada, Inc., Lehman Brothers Sudamerica SA and Lehman Brothers Uruguay SA; and

(iv)          all prime brokerage business and accounts and repurchase agreement operations and securities lending operations of the Business (for the avoidance of doubt, other than those that are part of the IMD Business); and

(v)           any rights or interests Seller may have with respect to any escrow or other account established in connection with the Global Research Analyst Settlement entered by the U.S. District Court on October 31, 2003 (the “Research Settlement”), or funds otherwise set aside for the procurement of independent research pursuant to the Research Settlement, but only to the extent that Purchaser is required to make payments in accordance with the Research Settlement as a result of its acquisition of LBI’s investment banking and research operations.

(b)           For the avoidance of doubt, the “Business” includes LBI’s commodities business, government securities trading operations and mortgage-backed securities trading operations of LBI (but not any securities of such nature held by Seller except as otherwise specified herein or in the Agreement).

(c)           The Excluded Assets shall mean the assets of Seller and its Subsidiaries referred to in clauses (a), (c) through (j), and (l) through (q) of the definition of “Excluded Assets” in the Original Agreement and the other assets identified in this Letter as Excluded Assets Except as otherwise specified in the definition of “Purchased Assets,” “Excluded Assets” shall include any cash, cash equivalents, bank deposits or similar cash items of Seller and its Subsidiaries; provided that “Excluded Assets” shall not include any and all property of any customer, or maintained by or on behalf of LBI to secure the obligations of any customer, whose account(s) are being transferred to Purchaser as part of the Business.  The following shall also be Excluded Assets:  All of the investments held by Seller or their Subsidiaries in collateralized debt obligations, collateralized loan obligations, over-the-counter derivatives, TBA mortgage notes and similar asset-backed securities and corporate loans, other than those subject to the Barclays Repurchase Agreement, and until any securities pledged as collateral under Seller clearing arrangements with JP Morgan Chase & Co. or its Affiliates (other than those referred to in Section 1(a)(ii) of the Letter).  Also included in the Excluded Assets are the mortgage servicing rights for Ginnie Mae guaranteed securities.  Included in clause (h) of the definition of “Excluded Assets” in the Original Agreement are life insurance policies owned by Seller and its Subsidiaries.  For the avoidance of doubt, the equity interests and assets of Lehman Brothers Commodity Services, Inc., including the equity of, as well as the assets of the energy marketing and services business of Eagle Energy Management LLC, are Excluded Assets (rather than Purchased Assets).  The reference to “third parties” in clause (i) of the definition of “Excluded Assets” includes any person, including Affiliates of Seller.  Clause (h) of the definition of Excluded Assets in the Original Agreement is hereby amended to remove the following clause: “other than customer account insurance supplemental to SIPC coverage included in the Business.”

(d)           Sections 3 and 4 of the First Amendment are hereby deleted in their entirety and shall be of no effect ab initio.  LBI hereby instructs Purchaser to pay at the Closing $250 million of the Cash Amount to the Depository Trust Clearance Corporation (“DTC”) for deposit as collateral against LBI’s obligations to DTC (including its affiliated clearing organizations).  Such collateral account shall be maintained in accordance with the agreement among LBI, Purchaser and DTC entered into in connection with the Closing.

(e)           Seller hereby represents and warrants to Purchaser that LB I Group Inc. has and had as of the date on which LB I Group Inc. transferred to LBI the equity of Townsend Analytics, Ltd., LB I Group Inc. no indebtedness.

2.             IMD Business.  For purposes of the Agreement, the IMD Business consists of the asset management and the alternatives – private equity businesses of Seller and the Subsidiaries, but not the private investment management business of Seller and the Subsidiaries (other than the CTS (Corporate Cash) business).  As a result, Excluded Assets include the asset management business, the alternatives-private equity business and the CTS (Corporate Cash) business.  The private investment management business (other than the CTS (Corporate Cash) business) (the “PIM Business”) is a Purchased Asset and the Purchased Assets shall include the assets of the Seller used exclusively in the PIM Business.  The forgivable notes issued by PIM employees to Seller or its Affiliates shall be an Excluded Asset.  Excluded Liabilities shall include any pre-closing legal, tax or compliance Liabilities associated with IRA accounts for the benefit of clients of the PIM Business.

3.             Assumed and Excluded Liabilities.  Clause (a) of the definition of “Assumed Liabilities” consists solely of all Liabilities incurred by Purchaser and arising after the Closing in connection with the Business.  Clause (d) of the definition of “Assumed Liabilities” in the Original Agreement is understood as though it read as follows:  “accounts payable incurred in the Ordinary Course of Business of Seller after, with respect to each entity comprising Seller, the date on which such entity commenced a voluntary case or cases under Chapter 11 or Chapter 7, as the case may be, of the Bankruptcy Code, associated with the Business (other than accounts payable arising out of or in connection with any Excluded Contract), including, for the avoidance of doubt, to the extent arising after such date (i) invoiced accounts payable and (ii) accrued but uninvoiced accounts payable).”  Consistent with the other provisions of this Letter, no Liabilities described in clause (i) of the definition of Assumed Liabilities shall be “Assumed Liabilities.”  For the avoidance of doubt, any Liabilities of Seller or its Subsidiaries under the $15.8 billion tri-party repurchase facility dated on or about September 18, 2008 funded by JP Morgan Chase shall be “Excluded Liabilities.”

4.             Consideration.  The parties, after considering the available appraisal information, have agreed upon the value of the Lehman headquarters at 745 Seventh Avenue , the Cranford New Jersey Data Center and the Piscataway New Jersey Data Center shall be in the aggregate $1,290,000,000 and shall not be subject to reduction with respect to any commission and, accordingly, the Cash Amount shall be $1,540,000,000 (subject to certain holdback amounts relating to the real estate being transferred pursuant to the Agreement as provided by Section 12.2 of the Agreement).

5.             License.  All marks containing the words “LEHMAN” or “LEHMAN BROTHERS” assigned under the Agreement shall be considered Licensed Marks under Section 8.9 of the Agreement.  The license to use the Licensed Marks granted pursuant to Section 8.9 of the Agreement with respect to the investment banking and capital markets businesses of Seller and its Subsidiaries is limited to a term of 2 years from the Closing Date (without limiting the perpetual term of the license granted for use in connection with the IMD Business (including in respect of any one or more of the private equity or other investment funds within the IMD Business) or in connection with winding up of any operations or businesses of Seller or any of its Subsidiaries).  The licenses pursuant to Section 8.9 are not assignable or sublicensable, except that such licenses are assignable and sublicensable (i) for use in connection with IMD Business or any portion of the IMD Business and (ii) to Seller’s Subsidiaries or to a purchaser of any business of Seller and its Subsidiaries solely for use by such Subsidiaries or purchaser in connection with the winding up of such business.

6.             Subordinated Notes of LBI.  The outstanding subordinated notes of LBI are not Assumed Liabilities, and such subordinated notes and any Liabilities associated with such subordinated notes therefore are Excluded Liabilities.

7.             Breakup Fee.  745 is jointly and severally liable with LBHI and LBI for Seller’s obligations under the Agreement to pay the Breakup Fee and Expense Reimbursement (each of which has the meaning ascribed to it in the Breakup Fee and Competing Bid Order).

8.             Transfer of Customer Accounts.  All customer accounts of LBI (other than customer who are Affiliates of LBI) shall be transferred to Purchaser.  In connection therewith, Purchaser shall receive (i) for the account of the customer, any and all property of any customer, including any held by or on behalf of LBI to secure the obligations of any customer, whose account(s) are being transferred to Purchaser as part of the Business and (ii) to the extent permitted by applicable law, and as soon as practicable after the Closing, $769 million of securities, as held by or on behalf of LBI on the date hereof pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934, as amended, or securities of substantially the same nature and value.  Liabilities arising under Seller’s arrangements with DTC and its affiliated clearing organizations shall be Excluded Liabilities.

9.             Deletion of Purchase Price Adjustment Provisions.  Section 3.3 of the Original Agreement is hereby deleted in its entirety and shall be of no effect ab initio.

10.           Payables, Deposits and Receivables.  No payables or deposits of a Seller or Subsidiary shall be Assumed Liabilities, except to the extent resulting from a Purchased Contract and except as provided in Section 8.  No receivables shall be Purchased Assets, except to the extent resulting from a Purchased Contract.

11.           Intercompany Obligations.  Except as expressly contemplated by this Letter, the Agreement or the Transition Services Agreement, Purchased Assets and Assumed Liabilities shall not include any intercompany receivables or payables or other obligations between or among any Seller and any of LBHI or any Subsidiary of LBHI.  It is understood that nothing contained in this Letter shall affect the rights or obligations of the parties to the Transition Services Agreement contemplated by the Agreement.

12.           Schedule 12.3.  Following the Closing, the parties shall reasonably agree to an allocation of the purchase price (including the Assumed Liabilities) among the Purchased Assets for tax purposes and set forth such allocation on a Schedule 12.3 to be signed by the parties.

13.           Barclays Repurchase Agreement.  Effective at Closing, (i) all securities and other assets held by Purchaser under the September 18, 2008 repurchase arrangement among Purchaser and/or its Affiliates and LBI and/or its Affiliates and Bank of New York as collateral agent (the “Barclays Repurchase Agreement”) shall be deemed to constitute part of the Purchased Assets in accordance with Paragraph 1(a)(ii) above, (ii) Seller and Purchaser shall be deemed to have no further obligations to each other under the Barclays Repurchase Agreement (including, without limitation, any payment or delivery obligations), and (iii) the Barclays Repurchase Agreement shall terminate. Additionally, the Notice of Termination relating to the Barclays Repurchase Agreement dated September 19, 2008 is hereby deemed rescinded and void ab initio in all respects.

14.           Risk of Loss of Artwork.  During such period that Purchaser has the right to possess the artwork following the Closing pursuant to Section 8.16 of the Agreement, Purchaser shall bear the risk of loss for such artwork.  In the event that any artwork is damaged or lost during such period, Purchaser shall pay to Seller an amount equal to the damage or loss, consistent with the insured appraised value (as determined by an independent, recognized appraiser) for such artwork, assuming such artwork had not been lost or damaged.

15.           Records.  The records referred to in Section 8.7 include all Documents that are Purchased Assets and shall be considered to include all electronic documents, including e-mail.  The joint administrators of the Lehman European entities are parties to which records and personnel shall be made available in accordance with the terms of Section 8.7.

16.           Subleases.  Notwithstanding anything to the contrary contained in Sections 4.2(d), 4.3(c), 8.14 or any other provision of the Agreement, with respect to the leased premises located in (i) 555 California Street, San Francisco, California (“SF Property”), (ii) 125 High Street, Boston, Massachusetts (“Boston Property”), (iii) 190 S. LaSalle Street, Chicago, Illinois (“Chicago Property”), and (iv) 10250 Constellation Boulevard, Los Angeles, California (“LA Property” and together with the SF Property, Boston Property and Chicago Property, the “Sublease Properties”), the parties agree as follows:

(a)           As contemplated in the Agreement, on the Closing Date, (i) the underlying leases affecting the Chicago Property, the LA Property and the Boston Property shall be assumed by LBHI or LBI in connection with its bankruptcy proceeding and each of such leases shall be assigned by Seller to Purchaser and Purchaser shall assume all of Seller’s obligations thereunder pursuant to assignment and assumption agreements mutually acceptable to Seller and Purchaser, and (ii) the underlying lease affecting the SF Property shall be assumed by Seller in connection with the bankruptcy proceedings.

(b)           With respect to each Sublease Property, Seller and Purchaser shall, within a commercially reasonable period of time following the Closing Date, negotiate in good faith, and thereafter execute and deliver, a sublease agreement reasonably acceptable to both Purchaser and Seller and subject to the terms of the applicable underlying lease, pursuant to which a portion of the demised premises under such underlying lease (such portion of the premises to be agreed upon by the parties) shall be subleased to (A) with respect to the SF Property, the Purchaser, and (B) with respect to the LA Property, Chicago Property and Boston Property, the Seller (regardless of the creditworthiness of Seller) or any person who purchases the IMD Business (provided that any such purchaser entering into the sublease agreement as a subtenant shall be reasonably acceptable to the Purchaser) (the landlord under such sublease being referred to as the “Sublandlord” and the tenant under such sublease being referred to as the “Subtenant”), in each case, upon such terms as shall be mutually acceptable to the Sublandlord and Subtenant provided that (1) the Subtenant shall pay rent and other charges under such sublease agreement equal to its proportionate share of the rent and other charges payable by the Sublandlord to the landlord under the underlying lease (which proportionate share shall be based upon the relative square footage of the subleased space in proportion to the square footage of the overall demised space under the underlying lease), (2) the term of the sublease agreement shall be a period commencing on the Closing Date and ending on the day immediately preceding the expiration date of the underlying lease (as the same may be extended pursuant to the terms of the underlying lease), (3) any alterations or modifications which the Sublandlord and Subtenant mutually agree need to be made to the demised premises in order to segregate the subleased space from the remainder of the demised premises under the underlying lease shall be performed by the Sublandlord and the cost thereof (including the cost of any plans and specifications, drawings, permits, licenses, and other “soft” costs related thereto) shall be shared by the Sublandlord and Subtenant in proportion to the square footage of their respective spaces.  Prior to the execution and delivery of the sublease agreement for a particular Sublease Property, subject to reasonable premises security procedures and giving due regard to regulatory considerations (e.g., segregation) including the right to relocate such employees within the applicable premises, and for a commercially reasonable period after the Closing Date, (i) with respect to the SF Property, to the extent that Transferred Employees occupied any portion of the SF Property prior to Closing, such Transferred Employees shall be permitted to continue to occupy and use the SF Property to the same extent and for the same purposes as the SF Property was occupied by such Transferred Employees prior to the Closing; provided, that the foregoing shall be subject to Purchaser’s ability to substitute a substantially similar number of new employees of Purchaser for any such Transferred Employees as provided in Paragraph 18 below, and (ii) with respect to each Sublease Property other than the SF Property, to the extent that Excluded Employees occupied any portion of such Sublease Property prior to Closing, such Excluded Employees shall be permitted to continue to occupy and use such Sublease Property to the same extent and for the same purposes as such Sublease Property was occupied by such Excluded Employees prior to the Closing; provided, that the foregoing shall be subject to Seller’s ability to substitute a substantially similar number of new employees of Seller for any such Excluded Employees as provided in Paragraph 18 below.  In each case described in clauses (i) and (ii) above, no rent or other payments shall be made to the party which is the tenant under the underlying lease until execution and delivery of the applicable sublease agreement at which time all rent calculated under the sublease agreement for the period from the Commencement Date (which date shall be the Closing Date) through end of the month in which the sublease agreement is executed shall be paid to the Sublandlord contemporaneously with the execution and delivery of the sublease agreement.

(c)           If any consent or approval from any landlord under an underlying lease is required pursuant to the terms of the underlying lease in order to effectuate the applicable sublease agreement and/or to the extent that any landlord under an underlying lease has recapture and/or termination rights that would be triggered by the proposed sublease arrangement to be reflected in the applicable sublease agreement, Seller and Purchaser will cooperate and use commercially reasonable efforts in obtaining such consent to the applicable sublease agreement and/or obtaining waivers from the landlord with respect to any such recapture and/or termination rights and shall otherwise comply in all respects with the terms and provisions of the underlying lease in connection with the execution and delivery of the applicable sublease agreement.

17.           Deferred Transfers.  Notwithstanding anything to the contrary contained in the Agreement, (a) the parties agree that during the nine month period after the Closing Date that Excluded Employees are permitted to occupy and use real property subject to a Transferred Real Property Lease in accordance with Section 8.11(f) of the Agreement, that the Seller and its Affiliates shall also be permitted to substitute a substantially similar number of new employees of Seller or its Affiliates for any such Excluded Employees, and that any such new employees of Seller or its Affiliates shall be permitted to occupy and use such real property to the same extent and on the same basis as the Excluded Employees in accordance with Section 8.11(f), and (b) the parties agree that during the nine month period after the Closing Date that Transferred Employees are permitted to occupy and use real property is not subject to a Transferred Real Property Lease in accordance with Section 8.11(g) of the Agreement, that the Purchaser and its Affiliates shall also be permitted to substitute a substantially similar number of new employees of Purchaser or its Affiliates for any such Transferred Employees, and that any such new employees of Purchaser or its Affiliates shall be permitted to occupy and use such real property to the same extent and on the same basis as the Transferred Employees in accordance with Section 8.11(g).

18.           745 Seventh Avenue.  The parties acknowledge that there is no mortgage encumbering 745’s interest in the premises at 745 Seventh Avenue, New York, New York and that, notwithstanding Section 10.1(d) of the Agreement, only the $500,000,000 promissory note made by 745 in favor of LW-LLP Inc. will be fully repaid and extinguished.

19.           Prorations.  Notwithstanding Section 12.2 of the Agreement, to the extent that the parties are unable to agree upon all customary prorations for the Purchased Assets as of the Closing, they shall cooperate in finalizing all such prorations within thirty (30) days following the Closing Date.

20.           Schedules.  Corrected Schedules 1.1(a) and 1.1(b) are attached hereto.

21.           Definition of Excluded Contract.  As used in the Agreement, the term “Excluded Contract” shall include any ISDA Master Agreement and any master swap agreement and any schedule thereto or supplement or amendment thereto.

22.           PIM Business Leases.

(a)  Notwithstanding anything to the contrary contained in the Agreement, Purchaser shall have a period of ten (10) days following the Closing Date to perform due diligence on the leases listed on Schedule 1(c) attached hereto (the “PIM Leases”).  At any time during such period, Purchaser and its Affiliates shall have the option to cause Seller to assume and assign any or all of such PIM Leases to Purchaser, and Seller agrees to assume and assign such PIM Leases to Purchaser.  Upon assignment of a PIM Lease to Purchaser, such PIM Lease shall become a Transferred Real Property Lease.  With respect to any PIM Lease that becomes a Transferred Real Property Lease, during the nine month period after the Closing Date, to the extent that Excluded Employees occupied real property subject to such Transferred Real Property Leases prior to Closing, such Excluded Employees, and a substantially similar number of new employees of Seller or its Affiliates that may be substituted for any such Excluded Employees, shall be permitted to occupy and use such real property on the same basis as provided in Section 8.11(f) of the Agreement.

(b)  Notwithstanding the foregoing or anything to the contrary contained in Section 22(a) or any other provision of the Agreement, with respect to the PIM Lease for the premises located at 399 Park Avenue, New York, New York (the “New York Property”), the underlying lease shall not be subject to assignment to Purchaser and the Purchaser shall only have the option to require that Seller sublease to Purchaser or its Affiliates the sixth floor of the New York Property (or a portion of the sixth floor) (the “NY Sublease Premises”), and Seller agrees to sublease the NY Sublease Premises, subject to the parties’ compliance with the terms of the underlying lease including, without limitation, any notice or consent requirements set forth therein.  If Purchaser elects to sublease the NY Sublease Premises as provided herein, all of the terms and conditions set forth in this letter agreement applicable to the SF Property shall also apply to the sublease of the NY Sublease Premises.

23.           No Overseas Assets.  Although LBI has been part of a global business and Purchaser remains interested in potentially acquiring other portions thereof and obtaining the services of the employees thereof, all assets and rights of the Lehman companies that would otherwise be Purchased Assets (other than Seller, 745 and any Subsidiaries sold pursuant to the Original Agreement or the Letter) that cannot be sold pursuant to Section 2.1 of the Original Agreement as a result of being subject to governmental conservatorship or administration shall be considered “Excluded Assets,” except as notified by the administrator to LBI from time to time or until such assets and rights can be so sold.  Except with respect to Purchased Intellectual Property, no assets owned (in whole or in part) by any Subsidiary of LBHI (other than LBI, 745 and any Subsidiaries sold pursuant to the Original Agreement or the Letter) organized under the laws of a jurisdiction other than the United States of America or a state thereof are included among the Purchased Assets; provided, however, that to the extent any such asset is jointly owned by any such Subsidiary and Seller and used primarily in or necessary for the operation of the Business, Seller and Purchaser shall each use its commercially reasonable efforts to cause such Subsidiary to enter into arrangements reasonably acceptable to Purchaser to permit

Purchaser to acquire the interest of such Subsidiary in such asset or to have the use thereof (provided that neither Seller nor Purchaser shall be required to make any payment in order to establish such arrangement).

The representations and warranties of the parties contained in this Letter and in the Agreement shall not survive the Closing.  This Letter shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within that state.  This Letter may be executed in any number of counterparts (including by facsimile), each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.

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Sincerely,

BARCLAYS CAPITAL INC.

		By:	/s/ Gerard LaRocca
Name: Gerard LaRocca
Title: Chief Executive Officer

Agreed to and accepted as of the date first written above:

LEHMAN BROTHERS HOLDINGS INC.

By:	/s/ Steven Berkenfeld
Name: Steven Berkenfeld
Title: Vice President

LEHMAN BROTHERS INC.

By:	/s/ Anson B. Frelinghuysen
Name: Anson B. Frelinghuysen
Title: Counsel for James W. Giddens, Trustee
For the SIPA Liquidation of Lehman Brothers Inc.

LB 745 LLC

By:	/s/ Mark Marcucci
Name: Mark Marcucci
Title: President